UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92 Singapore 528880

+65 8859 9762

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On July 26, 2024, WEBUY GLOBAL LTD (the “Company”) entered into a securities purchase agreement (the “Agreement”) with an accredited investor (the “Investor”) to place a Senior Secured Convertible Note (the “Note”) with a maturity date of 24 months after the issuance thereof in the aggregate principal amount of up to $2,400,000 (the “Transaction”), provided that in case of an event of default, the maturity date of the Note may be accelerated and be immediately due and payable. In addition, the Company paid to the Investor a $70,000 commitment fee at the closing.

The Investor may convert the Note in its sole discretion to Company’s Class A ordinary shares at $0.213, or 150% of the VWAP of the Class A ordinary shares on the trading day preceding the Note issuance, provided that the conversion price may not be less than $0.029 (the “Floor Price”). The Investor may not convert any portion of a Note if such conversion would result in the Investor beneficially owning more than 4.99% (the “Maximum Percentage”) of Company’s then issued and Class A ordinary shares, provided, if at any time after the date hereof the Investor beneficially owns in excess of 4.99% of the Class A ordinary shares in the Company that is registered under the 1934 Act or exempt from the registration and qualification requirements under the 1933 Act, then the Maximum Percentage shall automatically increase to 9.99%.

The Company has also agreed to register for resale the Class A ordinary shares underlying the Note with the U.S. Securities and Exchange Commission pursuant to the Agreement.

The foregoing is only a brief description of the material terms of the transaction documents and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to these transaction documents.

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Securities Purchase Agreement, dated July 26, 2024
10.2	Senior Secured Convertible Promissory Note, dated July 25, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: July 30, 2024	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	Chief Executive Officer

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